DRAFT



Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., NW
Washington, DC 20004


LAURA E. FLORES*
202.739.5684
lflores@morganlewis.com
* Admitted in Florida only


May XX, 2005


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 56 (FILE NOS. 333-59692 AND 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 56, filed on March 10, 2005 for the purpose of introducing the Strengthening Dollar Fund, Weakening Dollar Fund, and Commodities Fund (each a "Fund" and together, the "Funds") into the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectus and/or Statement of Additional Information (SAI).

1. COMMENT. Please include disclosure concerning the Strengthening Dollar and Weakening Dollar Funds' policy to invest at least 80% of the value of their assets in instruments representing their underlying indices on pages 5 and 7 of the Prospectus.

         RESPONSE. We have revised the language under each Fund's "Principal Investment Strategy" as follows:

         "The Strengthening Dollar Fund employs as its investment strategy a program of investing substantially all (at least 80%) of its assets in derivative instruments, such as index swaps, futures contracts and options on securities, and futures contracts, the performance of which is expected to correspond to that of the underlying benchmark.

Mr. Christian T. Sandoe
May XX, 2005
Page 2


         This is a non-fundamental policy that can be changed by the Strengthening Dollar Fund upon 60 days' prior notice to shareholders."

         "The Weakening Dollar Fund employs as its investment strategy a program of investing substantially all (at least 80%) of its assets in derivative instruments, such as index swaps, futures contracts and options on securities, and futures contracts, the performance of which is expected to correspond to that of the underlying benchmark. This is a non-fundamental policy that can be changed by the Weakening Dollar Fund upon 60 days' prior notice to shareholders."

2. COMMENT. Please include disclosure concerning the Commodities Fund's policy to invest at least 80% of the value of its assets in commodity investments as suggested by the Fund's name on page 9 of the Prospectus.

         RESPONSE. We have revised the language under the Fund's "Principal Investment Strategy" as follows:

         "The Commodities Fund invests substantially all (at least 80%) of its assets in commodity-linked instruments. This is a non-fundamental policy that can be changed by the Commodities Fund upon 60 days' prior notice to shareholders."

3. COMMENT. Please revise the "Currency Risk" discussion for the Strengthening Dollar and Weakening Dollar Funds to more accurately explain the Funds' exposure to foreign currencies.

         RESPONSE. We have revised the "Currency Risk" discussion for both the Strengthening Dollar and Weakening Dollar Funds on pages 5 and 7 of the Prospectus as follows:

         "CURRENCY RISK - The Fund's exposure to the U.S. Dollar Spot Index subjects the Fund to the risk that the foreign currencies will appreciate in value relative to the U.S. Dollar, or, in the case of short position in the U.S. Dollar Spot Index, that the foreign currency will decline in value relative to the U.S. Dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad."

4. COMMENT. Please revise the "Energy Sector Risk" discussion on page 9 of the Prospectus to explain how energy sector commodities may underperform the market as a whole.

         RESPONSE. While we believe that the "Energy Sector Risk" discussion currently satisfies the requirements of Item 2, we have revised the discussion as follows (new language appears in bold for the purposes of this correspondence only):

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
Mr. Christian T. Sandoe
May XX, 2005
Page 3


         "Energy Sector Concentration Risk - The risk that energy sector commodities that the Fund purchases will underperform the market as a whole EITHER BY DECLINING IN VALUE OR FAILING TO PERFORM AS WELL. To the extent that the Fund's investments are concentrated in the same economic sector, the Fund is subject to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that economic sector. The prices of energy sector commodities may fluctuate widely due to changes in value, which depend largely on the price and supply of energy fuels, international political events relating to oil producing countries, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies."

5. COMMENT. Please provide a brief explanation of each portfolio manager's role on the management team on page 25 of the Prospectus.

         RESPONSE. We have revised the first paragraph under "Portfolio Management" as follows:

         "Each Fund is managed by a team of investment professionals. The following portfolio managers are jointly and primarily responsible for the day-to-day management of the Funds. Each of the following portfolio managers is a member of the Rydex Investment Committee and together they share final portfolio management decision-making authority."

6. COMMENT. Please provide more specific disclosure with regard to the information the Board of Trustees considered and their findings prior to their approval of the investment advisory agreement.

         RESPONSE. We have revised the fourth paragraph of the "Board Considerations in Approving the Advisory Agreement" section located on page 21 of the SAI as follows:

         "Based on the Board's deliberations and its evaluation of the information described above, the Board, including all of the independent trustees, agreed that the Advisor had provided high quality services to the Rydex family of Funds in respect to such matters as managing the Funds' portfolios in a manner consistent with the Funds' respective investment objectives, as well as providing transfer agency services, fund accounting services and other services to Fund investors in a manner that meets the needs of investors. In addition, the Board found that the fees charged by the Advisor for the services to be provided to the Funds were reasonable in light of the costs of the services, the profitability of the Advisor, and the fees charged by advisers to other comparable funds. As a result of these findings, the Board unanimously: (a) concluded that terms of the investment advisory agreement are fair and reasonable; (b) concluded that the Advisor's fees are reasonable in light of the services that the Advisor provides to the Trust; and (c) agreed to renew the investment advisory agreement for the Funds."

                                       ***

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Mr. Christian T. Sandoe
May XX, 2005
Page 4

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John M. Ford at 202.739.5856 or me at 202.739.5684.

Sincerely,




Laura E. Flores

c:  John M. Ford, Esq.
    Joanna Haigney

To Sandoec@sec.gov
cc John M. Ford/WA/MLBLAW
bcc

Subject Draft Response to SEC Comments Re: Rydex Series Funds PEA # 56

Mr. Sandoe,

Attached, per your request, is the draft letter summarizing your comments and our responses to those comments with respect to the Rydex Series Funds Post-Effective Amendment No. 56, filed on March 10, 2005 for the purpose of introducing the Strengthening Dollar Fund, Weakening Dollar Fund, and Commodities Fund into the Trust.

If you have any additional comments or concerns, please do not hesitate to contact me at 202.739.5684 prior to the close of business on Wednesday, May 18, so that we may finalize the registrant's registration materials.

Thank you,
Laura Flores

Laura E. Flores*
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Direct: 202.739.5684
Main: 202.739.3000
Fax: 202.739.3001
lflores@morganlewis.com
www.morganlewis.com
*Admitted in Florida only

[attached document deleted] - Draft Response to SEC Comments Re Rydex Series Funds PEA No. 56.DOC


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